Exhibit 99.1

Enthusiast Gaming Reports First Quarter 2023 Results

Company Delivers Double-Digit Growth in High-Margin Revenue Streams, Including Brand Solutions, and Delivers
24% YoY Growth in Gross Profit

LOS ANGELES, May 15, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), an independent gaming media and entertainment company, today announced financial results for the three months ended March 31, 2023 (“Q1 2023”).

Q1 2023 Financial Highlights

•	Significant increase in high-margin revenue streams compared to Q1 2022, including Brand Solutions (formerly Direct Sales) up 92% to $10.0 million, and Subscriptions up 19% to a record $4.0 million.
•	Gross profit increased 24% to $16.8 million, compared to $13.5 million in Q1 2022, with margins expanding 1,050 bps YoY to 39.1% from 28.6% in Q1 2022.

“The rapid transformation of Enthusiast Gaming from a collection of entrepreneurial assets to an enterprise-scale platform company built around a single technology stack is underway,” commented Nick Brien, CEO of Enthusiast Gaming. “In the 10 weeks since I joined the company, we have begun to reorganize around a unified vision, strategy, structure and processes that will unlock the true potential of our diverse brands and highly engaged audience. There is a tremendous opportunity in front of us to increase the spend of our current advertisers, while attracting new brands to the emergent gaming marketing sector.”

Continued Brien, “Our first quarter 2023 results demonstrate the significant upside potential of our business. We focused on delivering integrated marketing solutions to brands (formerly direct sales) resulting in a near doubling of revenue to $10 million, and we drove a 19% increase in Subscription revenue by serving our communities of enthusiast gamers. The result was a 24% increase in gross profit dollars and a 1,050 bps YoY increase in gross margins to 39.1%, despite the digital ad market headwinds which pressured our programmatic monetization.”

“We are transforming every aspect of our business model at speed,” continued Mr. Brien. “The reorganization of the leadership team and focus on the North American marketplace is the first step in the strategic change process. We are strengthening our product and content offerings to reinvent our growth engine and create a more profitable revenue flywheel. Our operations will be enhanced by increased automation and AI application to ensure maximum efficiency and optimum yield extraction of every dollar of revenue earned. We are focused on developing smarter brand activation opportunities, not just selling digital ads. Our company’s unique ability to create bespoke brand experiences, increase site subscriptions, launch new products, enable community commerce while building strategic partnerships with major sports leagues like the NFL, all reinforce our unique opportunity to create diversified revenue streams that deliver value to shareholders.”

Q1 2023 Operational Highlights

•	Completion of the first season of NFL Tuesday Night Gaming (NFL TNG), including the production and broadcasting of 19 episodes, connecting fans with NFL stars and gamers, and generating more than 73 million impressions across livestream and social content since the debut in September 2022. Recent NFL TNG media sponsors include Hulu + Live TV, Xbox, Paramount+, Disney+, Puss In Boots: The Last Wish, Nickelodeon, the FDA, TurboTax, Verizon, Campbell’s Chunky Soup, Hasbro, Sour Patch Kids, and Carnival Cruise Line.
•	Renewals or new business with key notable advertisers including Coca-Cola, Paramount Pictures, Universal Pictures, Toyota Canada, Hasbro, Hut8, LEGO, and the US Navy. Renewals and additional business with existing customers accounted for 59% of brand solutions in Q1 2023.
•	A record of 2,600 attendees from more than 1,200 companies participated in Pocket Gamer Connects London in January.
•	EV.IO, the Company’s browser-based first-person shooter cross-chain blockchain game, won multiple “Game of the Year” awards in the Esports and FPS categories in January.
•	Luminosity Gaming, the Company’s esports division, won 9 championships and gained 35 million impressions across all of its social channels in Q1 2023.
•	The Company’s Tiktok network achieved over 300 million views across 11 diverse channels in Q1 2023.
•	The Company was ranked as the #1 gaming property for unique visitor traffic in the United States by Comscore in January (Comscore Media Metrix®, Games, January 2023, U.S.).
•	Paid subscribers increased 5% to 275,000 at March 31, 2023 from 262,000 at December 31, 2022.

First Quarter 2023 Results Comparison

Revenue was $42.9 million in Q1 2023 compared to $47.2 million in Q1 2022. Brand solutions (included in revenue) increased by 92% to $10.0 million, Esports & Entertainment revenue increased 72% to $3.4 million, and Subscription revenue increased 19% to $4.0 million. The decline in total revenue was driven by Media & Content revenue which decreased 15% to $35.5 million, driven by: i) less video views due to a separation from a number of non-profitable creator channels, ii) YouTube’s introduction of stricter language moderation on monetized videos, and iii) lower CPMs primarily due to the expansion of YouTube Shorts which monetize at lower rates than long form video. Web page views increased 4%.

Gross profit increased 24% to $16.8 million in Q1 2023 compared to $13.5 million in Q1 2022, with margins expanding 1,050 bps YoY to 39.1% from 28.6% in Q1 2022.

Net loss and comprehensive loss was $8.7 million in Q1 2023, compared to $12.2 million in Q1 2022. Net loss per basic and diluted share was $0.06 in Q1 2023 compared to $0.08 in Q1 2022.

As of March 31, 2023, cash balance was $3.5 million compared to $7.4 million as of December 31, 2023. The $3.9 million decrease is primarily the result of a $2.6 million outflow in cash from operations and $1.1 million of repayments on the Company’s term credit.

In March, the Company received approval from its lender to extend the maturity dates for the credit facility, together with the Company’s $5 million operating facility, for an additional year to December 31, 2024.

Conference Call

Management will host a conference call and webcast on May 15, 2023, at 5 p.m. ET to review and discuss the first quarter 2023 results. Conference call details:

•	Toll Free Dial-in: 1-855-239-1101 (Conference ID: 10178677)
•	Live webcast: https://www.enthusiastgaming.com/investors

A replay of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website.

Supplemental Information

Certain information provided in this news release is extracted from financial statements and management’s discussion & analysis (“MD&A”) of the Company for the three months ended March 31, 2023, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the financial statements and MD&A that an investor can properly analyze this information. The financial statements and MD&A have been published on the Company’s profile on SEDAR and EDGAR. All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is an independent gaming media and entertainment company, building the largest media and content platform for video game players and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: Communities, Content, Creators, Commerce and Experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, Chief Financial Officer

FNK IR – Rob Fink / Matt Chesler, CFA

investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding trends in certain financial and operating metrics of the Company, and expectations relating to the financial performance and the financial results of future periods.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2023 and December 31, 2022

(Unaudited - Expressed in Canadian Dollars)

	March 31, 2023	December 31, 2022

ASSETS
Current
Cash	$3,466,909	$7,415,516
Trade and other receivables	31,965,982	37,868,107
Investments	124,939	125,000
Loans receivable	—	50,935
Income tax receivable	159,807	367,092
Prepaid expenses	1,474,635	2,017,004
Total current assets	37,192,272	47,843,654
Non-current
Property and equipment	178,176	180,621
Right-of-use assets	1,868,052	2,099,996
Investment in associates and joint ventures	2,277,584	2,450,031
Long-term portion of prepaid expenses	279,586	279,814
Intangible assets	113,916,348	116,967,438
Goodwill	171,642,377	171,615,991
Total assets	$327,354,395	$341,437,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$28,717,414	$32,823,320
Contract liabilities	4,735,649	5,380,378
Income tax payable	246,201	129,485
Current portion of long-term debt	4,352,940	17,431,625
Current portion of deferred payment liability	2,495,053	2,391,863
Current portion of lease liabilities	839,390	872,429
Current portion of other long-term debt	10,882	10,891
Total current liabilities	41,397,529	59,039,991
Non-current
Long-term debt	11,985,100	—
Long-term portion of deferred payment liability	1,314,363	1,451,939
Long-term lease liabilities	1,268,678	1,478,438
Other long-term debt	144,482	144,844
Deferred tax liability	24,193,054	24,671,326
Total liabilities	$80,303,206	$86,786,538

Shareholders' Equity
Share capital	442,781,376	442,781,376
Contributed surplus	31,533,073	30,402,742
Accumulated other comprehensive income	8,636,399	8,629,848
Deficit	(235,899,659)	(227,162,959)

Total shareholders' equity	247,051,189	254,651,007
Total liabilities and shareholders' equity	$327,354,395	$341,437,545

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive

Loss For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

	March 31, 2023	March 31, 2022
Revenue	$42,879,966	$47,167,538
Cost of sales	26,114,408	33,676,159
Gross margin	16,765,558	13,491,379
Operating expenses
Professional fees	453,336	924,821
Consulting fees	1,308,484	1,478,174
Advertising and promotion	1,456,111	327,447
Office and general	2,291,783	2,262,905
Salaries and wages	9,207,024	8,696,875
Technology support, web development and content	5,296,024	3,458,868
Esports player, team and game expenses	635,447	1,511,488
Foreign exchange loss	114,557	8,587
Share-based compensation	1,130,331	1,386,181
Amortization and depreciation	3,338,023	4,767,024
Total operating expenses	25,231,120	24,822,370

Other expenses (income)
Share of net loss (income) from investment in associates and joint ventures	172,447	(296,041)
Interest and accretion	610,340	1,430,669
Gain on revaluation of deferred payment liability	(172,024)	(1,015,538)
Interest income	(61,207)	(1,401)
Net loss before income taxes	(9,015,118)	(11,448,680)

Income taxes
Current tax expense	203,492	110,529
Deferred tax recovery	(481,910)	(526,280)
Net loss for the period	(8,736,700)	(11,032,929)

Other comprehensive (loss) income
Items that may be reclassified to profit or loss Foreign currency translation adjustment	6,551	(1,208,430)
Net loss and comprehensive loss for the period	$(8,730,149)	$(12,241,359)

Net loss per share, basic and diluted	$(0.06)	$(0.08)
Weighted average number of common shares outstanding, basic and diluted	151,767,243	133,605,479

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

	March 31, 2023	March 31, 2022

Cash flows from operating activities
Net loss for the period	$(8,736,700)	$(11,032,929)
Items not affecting cash:
Amortization and depreciation	3,338,023	4,767,024
Share-based compensation	1,130,331	1,386,181
Interest and accretion	83,480	1,227,562
Deferred tax recovery	(481,910)	(526,280)
Share of net loss (income) from investment in associates and joint ventures	172,447	(296,041)
Gain on revaluation of deferred payment liability	(172,024)	(1,015,538)
Foreign exchange gain	(1,691)	13,456
Shares for services	—	63,320
Provisions	159,250	—
Changes in working capital:
Changes in trade and other receivables	5,793,769	4,185,031
Changes in prepaid expenses	542,369	789,542
Changes in loans receivable	—	125,995
Changes in accounts payable and accrued liabilities	(4,105,906)	(7,236,523)
Changes in contract liabilities	(644,729)	(22,668)
Changes in income tax	439,202	107,480
Income tax paid	(115,201)	(71,016)
Net cash used in operating activities	(2,599,290)	(7,535,404)

Cash flows from investing activities
Acquisition of intangible assets	(27,488)	—
Acquisition of property and equipment	(18,531)	(1,757)
Net cash provided by (used in) investing activities	(46,019)	(1,757)

Cash flows from financing activities
Repayment of long-term debt	(1,088,235)	(500,000)
Proceeds from exercise of options	—	69,821
Repayment of other long-term debt	(2,968)	(2,741)
Lease payments	(265,523)	(240,001)
Net cash provided by financing activities	(1,356,726)	(672,921)

Foreign exchange effect on cash	53,428	(306,151)
Net change in cash	(3,948,607)	(8,516,233)
Cash, beginning of period	7,415,516	22,654,262
Cash, end of period	$3,466,909	$14,138,029